August 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:	Horizon Funds File Nos. 333-205411 and 811-23063 Withdrawal of Request for Withdrawal on Form AW

Ladies and Gentlemen:

On June 18, 2026, Horizon Funds (the “Trust”) filed an application on Form AW (Accession No. 0001398344-26-011027) (the “Withdrawal Request”) pursuant to Rule 477 under the Securities Act of 1933, as amended, requesting the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A (Accession No. 0001398344-26-005106), filed March 13, 2026 (“PEA 60”), together with the following post-effective amendments filed to delay the effectiveness of PEA 60 (the “Delaying Amendments”), in each case solely as PEA 60 and the Delaying Amendments related to the Trust’s series, Anfield Enhanced Market Strategy ETF and Regents Park Hedged Market Strategy ETF (each, a “Fund” and collectively, the “Funds”):

Post-Effective Amendment No.	Filing Date	Accession Number
64	April 9, 2026	0001398344-26-006317
66	April 30, 2026	0001398344-26-007815
70	May 28, 2026	0001398344-26-009834
72	June 11, 2026	0001398344-26-010718

The Trust hereby requests the withdrawal of the Withdrawal Request in its entirety. The Trust understands that the Commission did not act upon the Withdrawal Request and that PEA 60 and the Delaying Amendments became effective in accordance with their terms with respect to all series of the Trust covered thereby, including the Funds. The Trust is requesting withdrawal of the Withdrawal Request following discussions with the staff of the Commission (the "Staff"), in which the Staff advised that a request on Form AW should generally not be used to withdraw a post-effective amendment as to certain series only, and that the Staff accordingly does not consider the Withdrawal Request to have been operative.

In connection with the foregoing, the Trust confirms that no shares of either Fund have been offered or sold, that the Funds have not commenced operations, and that the Trust does not intend to offer shares of either Fund at this time. The Trust confirms that it will subsequently take the necessary actions to designate the Funds as inactive in EDGAR.

Should you have any questions or comments regarding this matter, please contact Jeffrey T. Skinner at (336) 607-7512 or Kate McCurry at (336) 607-7359, each of Kilpatrick Townsend & Stockton LLP.

Very truly yours,

HORIZON FUNDS

By:	/s/ Matthew Chambers
Matthew Chambers
Vice President